Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-280990
April 10, 2026

Hashdex Market Pulse - March 2026 Why its recent resilience matters

ET Ps ac ross Index Specialist Since 2018. Hashdex has worked to remove the barriers preventing professional investors from accessing crypto with i ndex - based ETFs. Investor Focused We've partnered with Nasdag to create the Nasdaq CME Crypto” Index' to meet the high standards of financial advisors and institutional allocators. Global Approach Hashdex has bui It SUB in index products across eight countries. including the world's first crypto index ETF and the first multi - asset ETF i n the U S."

2026 Peifoi mance Comparison of the Nasdag CME Crypto T " Index vs. other asset classes usci ccv i March (2026) Yea r - to - Date (2026)

Nasdaq CME Ciypto T "' Index (NCI) : O1 Pei‘foi‘mance in Thi'ee Acts March price action was positive despite macroeconomic headwinds, including the US - Iran conflict and the risk - off sentiment triggered by the closure of the Strait of Hormuz. 20' OF Tan 14 Tensions start US - Iran' 31.4%

For Institutional Investors Only

Regulatory Developments are Accelerating

Despite the uncertain geopolitical environment, significant developments around crypto's regulation in the US bloomed in March.

SEC-CFTC Coordination

SEC Chairman Atkins and CFTC Chairman Selig signed a Memorandum of Understanding to coordinate and harmonize regulatory approaches on digital assets, reducing duplicative oversight.[1]

March 11, 2026

Crypto Taxonomy

The SEC, joined by the CFTC, issued a binding interpretation classifying crypto assets into a five-category framework, designating major tokens as digital commodities under CFTC jurisdiction.[2]

March 17, 2026

CLARITY Act progress

Senators Tillis and Alsobrooks announced an agreement in principle, backed by the White House, on the stablecoin yield issue, being the first step to solve the problem that had been blocking the bill since January.[3]

March 20, 2026

Hashdex | 2026

Third party information is for educational purposes only. This does not indicate investment recommendations and investments risks includes the lost of initial capital. Elaborated by Hashdex Asset Management with data from Latham & Watkins (1), SEC (2), Phemex (3) accessed on April 6, 2026.

Options on a diversified crypto index ETF open a new chapter for institutional crypto portfolio construction. Options are a core component of any mature ETF ecosystem. NCIQ”s listed options allow for diversified crypto exposure for the first time, enabling investors to hedlge existinlg allocations, generate income. and bui Id defined - risk strategies on a regulated exchange. The regulated infrastr uctu re around the Nasdaq CM E Crypto T " Index now includes: index calculation and lgovernance by Nasdaq and CM E, ETFs tracking the index i n the US and across Eu rope and Latin America, and Nasdaq - listed options on NClg. - c I I ‘ - ” - " I I'? I” The conversation is shifti ng from "should I own to ”how do I manage it?” NClg options can deliver covered calls for i ncome, protective puts for risk management, and deli ned - risk strategies for capital efficiency — building blocks for stratelgic portfolios.

For more information, visit the Hashdex Insights hub here: